[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(714) 668-6237
petertennyson@paulhastings.com

Via EDGAR

September 6, 2007

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washinton, D.C.  20549

Re:	Aldila, Inc.
Schedule TO-C filed August 20, 2007
Schedule TO-I filed August 24, 2007

Dear Ms. Chalk:

We received and reviewed your letter of September 4, 2007.  Thank you for your comments.  We respectfully submit that the disclosure in the offer to purchase is not confusing or misleading in any material respect.  The text of the offer makes it clear that the exact number of shares to be purchased will depend on the price determined once stockholders indicate the price(s) at which they are willing to sell.  A specific question and answer on this point is included at the bottom of page iii.  In addition, the language on the cover page describing the purchase of “up to 496,688” shares indicates a smaller number may be purchased and the first page includes a sentence:

“We will then select the lowest purchase price (in increments of $0.25) within the price range specified above that will alow us to purchase up to $7,500,000 in value of shares, or a lower amount depending on the number of shares properly tendered.”

which alerts the reader to the method for determining the final price and number of shares.  The language chosen was to comply with the Commission’s Rules 13e-4(f)(i) and 14e-1(b) without seeking a no-action letter.  Similar language is used throughout the Offer to Purchase and Aldila believes the risk of confusion is low.

We inquired of the Information Agent whether, in conversations with stockholders and brokers, any confusion was indicated.  They confirmed that there had been no questions or comments indicating any confusion, either in the form of questions to them or in calls they initiated.  They also confirmed that their conversations with Depository Trust

Christina Chalk
September 6, 2007

Company indicated that institution had found the materials understandable and not confusing.  The Company has received no questions about this issue.

To eliminate further risk of confusion, Aldila will consider amending its Schedule TO by adding to the first paragraph of the cover page the following sentences:

“The actual number of shares to be purchased will be determined by the prices at which shares are tendered, because the maximum amount we will spend to purchase shares is $7,5000,000.  Fewer than 496,688 shares will be purchased if the purchase price is higher than $15.10.”

The same sentences will be added to the first paragraph on page 1 under the caption “Introduction.”

We will plan to call you to confirm that this will resolve the concern expressed in your letter.

We also confirm, on Aldila’s behalf, that:

•      Aldila is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Aldila may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP